April 5, 2022

Sphere 3D Corp.

895 Don Mills Road

Building 2, Suite 900

Toronto, Ontario, Canada, M3C 1W3

(858) 571-5555

Kathleen Krebs

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Sphere 3D Corp.

Registration Statement on Form F-4, File No. 333-262011

Request for Withdrawal

Dear Ms. Krebs:

Sphere 3D Corp., a company incorporated under the Business Corporations Act (Ontario) in Ontario, Canada (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-262011) on Form F-4 (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on January 5, 2022, together with all exhibits and amendments thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective. The Registration Statement was filed in connection with that certain Agreement and Plan of Merger by and among the Company, Sphere GDM Corp. and Gryphon Digital Mining, Inc., dated June 3, 2021, as amended on December 29, 2021 (the “Merger Agreement”).

The reason for this withdrawal is that the Merger Agreement was terminated effective as of April 4, 2022. As a result, the transactions contemplated pursuant to the Merger Agreement will not occur. Since the Registration Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (858) 571-5555 or M. Ali Panjwani of Pryor Cashman LLP at (212) 421-4100.

Very truly yours,

Sphere 3D Corp.

By:	/s/ Patricia Trompeter
Name: Patricia Trompeter
Title: Chief Executive Officer

cc:	M. Ali Panjwani
Pryor Cashman LLP